Exhibit 99.1

Joint Filer Information

Name of Joint Filer:	AIG Capital Corporation

Address of Joint Filer:	c/o American International Group, Inc. 175 Water Street New York, NY 10038

Relationship of Joint Filer to Issuer:	Other (no longer a 10% owner)

Issuer Name and Ticker or Trading Symbol:	Springleaf Holdings, Inc. [LEAF]

Date of Earliest Transaction Required to be Reported:(Month/Day/Year):	5/4/2015

Designated Filer:	American International Group, Inc.